# FIRST AMENDMENT
# TO
# EMPLOYMENT AGREEMENT

A.       The Employment Agreement (the "Agreement") entered into as of March 17, 2008, by

and between NPS Pharmaceuticals, Inc. and Francois Nader, M.D., is hereby amended as

follows:

      1.       Section VII.b.ii is hereby amended by deleting said Section in its entirety and by

substituting therefor the following:

> "ii.       Any Gross-Up payment, as determined by this
> Section VII, shall be paid to the relevant tax authorities as
> withholding taxes on behalf of the Executive at such time or times
> when each Excise Tax payment is due."

      2.       Section VIII.a.ii is hereby amended by deleting said Section in its entirety and by

substituting therefor the following:

> "ii.       'Good Reason' shall mean, without the express
> written consent of the Executive, the occurrence of any of the
> following conditions, provided the Executive provides notice to the
> Company of the existence of the condition within 90 days of the
> initial existence of the condition and the Company fails to remedy
> the condition within 30 days of receipt of such notice:  (i) a
> material relocation in the geographic location at which the
> Executive must perform his services; (ii) any material reduction in
> the Executive's Base Salary, other than a reduction of a
> proportionally like amount affecting other senior executives of the
> Company; (iii) a change in the Executive's reporting
> responsibilities so that the Executive no longer reports directly to
> the Board; (iv) a material diminution in the Executive's authority,
> duties or responsibilities; or (v) any other action or inaction that
> constitutes a material breach of this Agreement by the Company."

      3.       Section VIII.b is hereby amended by deleting the sentence that immediately

follows subsection iv thereof and by substituting therefor the following:

"The Company shall, subject to Section IX.j, pay all amounts due under this Section VIII.b within thirty (30) days following the Executive's effective date of termination."

4.     Section VIII.e is hereby amended by deleting the sentence that immediately

follows subsection iv thereof and by substituting therefor the following:

"The Company shall, subject to Section IX.j, pay all amounts due under this Section VIII.e within thirty (30) days following the Executive's effective date of termination."

B.     Except as amended herein, the Agreement is confirmed in all other respects.

Executed this 15<sup>th</sup> day of December, 2008 by the parties hereto.

NPS PHARMACEUTICALS, INC.


By: /s/ Andrew Rackear
       Andrew Rackear
       General Counsel


/s/ Francois Nader
Francois Nader, M.D.